I am Jaguar Mining

Cover: Walterson Geraldo da Silveira, Jumbo Operator
Top: Sulamita Fátima Ferreira Souza, HR Analyst
Bottom: Jaguar's newest gold operation, Paciência. Construction was recently completed and the operation was commissioned in April 2008.

1

About the Company

Jaguar operates in a prolific greenstone belt in the state of Minas Gerais, Brazil. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture.

Message to Shareholders

To our shareholders, employees and friends.
The *Jaguar team continued to deliver value in 2007*.
Our accomplishments include:

- Successfully commissioned the Turmalina Mine and processing operation;
- Broke ground at the Paciência Project and advanced construction on schedule throughout the year. Also, through a land swap with another company, significantly increased our Paciência concession package, which is a key part of our ambitious growth targets;
- Invested $29.8 million on underground development and exploration to develop existing and delineate new resources;
- Defined new resources and advanced the feasibility study and underground development for our Caeté Project;
- Trained and added 250 employees to the workforce;
- Established a Joint Venture with Xstrata plc, a global base metals producer, to explore a greenfield site with large potential in the Northeast of Brazil;
- Through a debt issue, raised the necessary growth capital to keep our exploration and production targets on-track; and
- Enhanced our ability to increase liquidity and expand our shareholder base through a listing on the NYSE Arca Exchange.

Combined, *these accomplishments added value* and the market rewarded us. We take pride in what we have built so far; however, we recognize our opportunity to expand requires dedication and effort if we are to reach our goals.

Over the next several years our goal is to expand production nearly ten-fold from the 70,000 ounces of gold we produced in 2007 to approximately 700,000 ounces of annual production by 2014. To attain this growth plan, in early-2008 we raised $110 million through a modest equity offering. A portion of these funds were used to eliminate the remaining debt and accompanying hedge tied to the Turmalina build-out. More importantly, over 75 percent of this new capital will be invested to accelerate exploration and mine development. We are confident that successful execution of our plans will significantly enhance the value of Jaguar for you and all shareholders.

In our geological setting, we are limited in the rate we can simultaneously mine, develop new zones and build ramps to the next (lower) level. The optimum and safest drop down rate we can sustain is roughly 50 meters per year. However, by having a number of mineralized structures running parallel we are able to develop multiple zones, increase the number of faces mined and expand the tonnes of ore laterally. This is the

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Jaguar at a Glance

C
D
B
A
A Paciência
B Caeté Project
C Turmalina
D Sabará
Belo Horizonte
Iron Formation
Mineral Rights
Other Population Areas
Paved Roads
Railroads

Brazil
Brasilia
Belo Horizonte
Rio de Janeiro
São Paulo

Why Invest in Jaguar?

- Three operating gold mines, one in development
- Producing / Self-sustaining
- An aggressive plan to rapidly add resources and expand our production profile
- 70,000 ounces of gold produced in 2007
- 700,000 ounces of annual gold production targeted by 2014
- Excellent exploration upside – primary properties are open at depth and on strike
- Relatively low risk profile operating in a 'mining-friendly' jurisdiction in Brazil
- Cash operating costs in the lower third of all primary gold producers
- Outstanding infrastructure
- Experienced management team working as partners with a highly skilled workforce

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I am Jaguar Mining

WE BELIEVE THAT WE HAVE THE PEOPLE, EXPERIENCE AND RESOURCES TO BECOME A MID-TIER GOLD PRODUCER.

Juvenil Felix

Bottom: Wilson Sotero Pedrosa, Mechanical Assistant

primary way we add tonnes per vertical meter, which can significantly expand output. Our operating team strongly believes our resource potential is sufficient to identify approximately 10 million ounces of gold resources, with a rolling reserve target in the three and a half to four million ounce range. At such a level, we believe we can *maintain a rolling mine life for six to eight years* and add new resources at a pace to replace mined ounces. Our confidence stems from experience operating in this region.

I continue to emphasize that *our employees make the difference*. We understand the importance of attracting and maintaining an experienced, well-trained and motivated work force. Through our stock option plan, we have aligned *our employees' interests with the shareholders' interests,* which encourages higher performance from everyone.

Virtually all of our employees are Brazilian, bringing a rich legacy of mining history to Jaguar. Our operating management team in Brazil, led by our Chief Operating Officer Juvenil Felix, collectively has centuries of gold mining experience in Minas Gerais, the state where the Company's resource base and producing assets are located.

Experience is the key attribute which gilds our path from yesterday to tomorrow. Under Juvenil's leadership, our team built the Turmalina operation during 2006, and in 2007 commissioned and brought the project into commercial production. Reaching design rates of production required some fine tuning to overcome an unexpected trace element that impacted our recovery rates. Again, experience proved the difference and our team solved the issue.

We broke ground at the Paciência Project in early-2007. Construction of the processing plant took approximately 11 months and this new operation began the commissioning phase in April of 2008. Phase two of our plan increases mining and production rates. A subsequent expansion boosts annual gold output to approximately 250,000 ounces by 2013 at this operation. A key part of this plan is our ability to access parallel ore zones. This unique aspect allows us to significantly add tonnes of ore per vertical meter into the mine plan.

The scope and scale of what our team has accomplished in just a few short years is impressive. We developed five new portals into the mineralization; installed the necessary power, pumping, ventilation and additional infrastructure needs at four underground mines; and excavated nearly 20 kilometers of underground drifts to aid in our exploration and development efforts. Most importantly, we significantly expanded and trained our workforce from just a handful at our beginning to almost 1,000 by the end of 2007. With our growth plan, that figure will rise another 50 percent over the next few years.

Our people are our greatest asset. Given the demands for qualified personnel by natural resource and mining companies operating in Brazil, by necessity, we continue to invest in the facilities and personnel to train new employees and develop the skill-sets required. Through these comprehensive training programs, we instill a focus on efficiency, productivity and above all, safety and stewardship. Few mining companies can match our record in the area of worker safety. We had no serious mishaps during 2007.

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Top: Márcia Cristina de Souza, Process Laboratory Supervisor

Through focused investments in social infrastructure, in 2007, we continued to take an active role in contributing to the local communities where our employees reside and where we operate. Over the past several years, Jaguar and its employees have contributed to a number of worthwhile causes to assist local communities. From small projects, ranging from donating x-ray equipment to a small hospital to restoration of two historic churches to donations for cultural and learning centers, Jaguar assists its neighbors. We also built and maintain a local environmental center where we propagate and raise plants used in the environmental programs we run. We view the partnership with our employees and community leaders as a long-term relationship. The benefits include improved morale, which results in lower employee turnover, better attendance and easier recruitment of additional employees. Over time, we expect to see generations of families recognize Jaguar as something more than just an employer, but as a company with shared interests in the welfare of our neighbors and their families.

Second to our employees, *discovering new and developing* existing *resources to depth and along strike* is how we will reach our production goals. During 2007, we continued to identify new mineralized zones and convert existing resources into reserves at our average rate of $12/oz. Unlike some gold mining operations, which involve moving large tonnages of low-grade ore, Jaguar operates in a greenstone belt where grades are substantially higher. Continuity of ore grades as we move deeper into the mineralization is another key aspect of our operations. With our team's experience operating in this district, we are confident the mineralization will allow us to continually add gold resources and reserves from our existing assets.

The experience our team has acquired from operating in this district is important to our processes. The most effective way to conduct exploration in this greenstone belt is by opening up the mineralization from underground to expose the gold-bearing zones and better map their paths. This process not only improves the quality of the data at lower risk, but also assists in the development of the mine as we progress into the formation. Underground exploration takes time and money. Our plan is to invest approximately $30 million per year in exploration over the next five years and we are confident the investment will create additional value for Jaguar.

As part of our overall exploration effort, we *launched the 'Go-Deep' drilling plan* during 2007 and will continue that program during 2008. The goal of this initiative is to confirm the continuity at the three main projects to a depth of between 800 and 1,000 meters. This more than doubles the average depth we have delineated thus far in our current resource base. Today, we better understand the geometry of the mineralization and this gives our team the knowledge where best to focus our efforts.

In addition to identifying new resources, we conduct technical studies which involve modeling the resource data to develop a mine plan. In early-2007, we completed the *Paciência* feasibility study, which converted a portion of our measured and indicated resources into reserves. We presently have approximately one million ounces of measured, indicated and inferred resources at Paciência. Approximately 40 percent of the resources at the St. Isabel Mine are classified as reserves. During the fourth quarter of 2007, we opened a second entrance approximately two kilometers north of the St. Isabel

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Jaguar's plan is to create an underground network of ore passes to laterally mine the parallel ore bodies at Paciência. Approximately 12 km of the 20 km contiguous concessions is shown in the schematic. Although detailed, a shaft entrance is not required prior to 2020.

Mine entrance. From this new portal we are excavating a drift toward the St. Isabel ore zone and expect to identify new resources along strike. This new entrance is one of several we plan to open into the 20 kilometer contiguous concession block at Paciência. These portals and ramps will provide multiple access points to develop the intricate array of ore passes to more efficiently develop the identified underground ore zones.

During the year, we acquired an additional eight kilometers of gold concessions in a land swap arrangement with another gold producer. This *boosted* our contiguous *land holdings at Paciência to 20 kilometers* along the São Vicente lineament. This geologic trend has proven to be the most prolific trend in Brazil. It hosts two of the most productive mines, which together produced nearly 20 million ounces of gold. In exchange for the additional acreage at Paciência, Jaguar swapped land and reserves that were part of our oxide operation at Sabará. While the loss of these higher grade resources caused Sabará's cash operating costs to rise quite significantly, we do not view that operation as strategic as Paciência. In additional to the land along the São Vicente lineament, we also secured two additional concessions which host conglomerated gold formations. Our team believes that if we can convert the mineralization to a resource, and design a mine plan, the conglomerates could be a highly productive zone for quite some time. The significance of the new concession is that mineralized conglomerates are rare in Brazil but quite common in South Africa, the leading gold producer for decades.

At *Turmalina,* we continued the development of a third mineralized structure known as the Satinoco Target. During 2007, we successfully excavated a 300-meter drift from the main ore body ramp access over to the Satinoco Target. This work, which was completed in the third quarter, exposed the mineralization and created an access point for further development. Through further drilling and underground testing, we increased the measured and indicated resources at Turmalina to over 1.1 million ounces.

During 2008, we will begin the Phase II *expansion of the Turmalina* operation. This includes expansions underground and to the above ground processing circuits. The crushing and grinding circuits were designed to process 1,200 tonnes of ore per day and will be modified to handle up to 1,800 tonnes per day. With the addition of a few treatment tanks, we will boost Turmalina's gold production capacity from the initial design rate of 65,000 ounces per year to 100,000 ounces in 2009. The plan is to increase annual gold production to over 175,000 ounces by 2013. Similar to Paciência, the plan is based on adding faces to mine from a number of parallel ore bodies. This will increase the tonnes per vertical meter and add capacity.

During 2007, we advanced the Caeté Project feasibility study. Jaguar operated this centralized oxide mine and plant until December 2006. During 2007, we razed the oxide processing circuits to make way for the new regional CIL processing facility to treat ore from Pilar and a neighboring zone known as Roça Grande. During the initial feasibility study, we determined not to develop Pilar as a standalone complex, which had been our plan prior to acquiring the Roça Grande concessions. Instead, we elected to *capture the economies of scale, use the existing infrastructure at*

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JAG 2007 Stock Performance Relative to Philadelphia Gold and Silver Index (XAU)

Based on Daily Closing Prices

100%
75%
50%
25%
0%
-25%
Indexed to 1/3/07
JAG TSX
XAU
J
F
M
A
M
J
J
A
S
O
N
D

Projected Production by Operation

700
600
500
400
300
200
100
0
000 Ounces
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Estimated
Caeté
Paciência
Turmalina
Sabará
Other

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I am Jaguar Mining

OUR PRIMARY FOCUS IS TO DELIVER VALUE TO OUR SHAREHOLDERS, BUSINESS PARTNERS AND EMPLOYEES.

Top: Wesley Batista Nascimento, Analyst
Bottom: Drilling machine to set explosive charges. This process is part of the underground development program to reach new mineralized zones.

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Overview of New Plan

A successful implementation of Jaguar's new plan to increase annual gold production to approximately 700,000 ounces by 2014 should create significant value for shareholders. As shown below, Jaguar's plan to invest an additional $205 million over the next six years, above the previous target, should give rise to nearly $2.2 billion in cumulative operating cash flow over the next 10 years. The Net Present Value (NPV) of the incremental cash flow from this new plan is worth an additional $11.15 per fully diluted share over the previous plan.

Previous Plan
New Plan
2014 Production
700,000 oz
+63%
NPV per JAG Share
= $11.15
(2011 – 2017)
2011 Production
420,000 oz
Incremental CAPEX
$205 Million
($2.86 per JAG share)
Cumulative Cash Flow from Operations
$2.18 Billion (2008 – 2017)

Based on January 2008 RBC Gold Forecast: 2008-2017 = $780, $810, $850, $890, $930, $970, $1020, $1070, $1130, $1150.
Exchange Rate Forecast: R$1.85 = US$1

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the Caeté site and build a new centrally located treatment plant to process ore from both Pilar and Roça Grande. We believe this will allow us to process other ore zones in the immediate vicinity controlled by Jaguar.

With the feasibility study completed for the Caeté Project in April of 2008, and the power contract secured, *construction is slated to start in the second quarter* of 2008. As with Turmalina and Paciência, construction will take approximately 12 months, and commissioning is set for Q2 2009.

With the financial resources we have on hand, plus cash flow from operations, *we are fully-funded to execute our new plan.* We have also accelerated our equipment purchases to ensure we have those assets in place to provide a measure of redundancy to safe-guard against mechanical interruptions.

Today, with strengthening gold prices, *we are unhedged* and are able to provide 100% of the upside to our shareholders.

Jaguar benefits from having the right team in an historic and prolific geological setting complete with a fully developed infrastructure. This is what differentiates Jaguar from others.

2007 was our busiest and most productive year yet: new operations, higher targets and the financial capital in place to achieve our goals. In 2008, our entire team is committed to creating additional value. On behalf of every employee who can proudly say, "I am Jaguar Mining", I thank you for your continued belief in our management team and for your valuable support.

Daniel R. Titcomb
President and Chief Executive Officer

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JAG
NYSE
JAG
NYSE

Corporate Directory

Directors
Gary E. German
Chairman (1,2,4)

Daniel R. Titcomb
Director
President & CEO Jaguar Mining Inc.

Andrew C. Burns
Director (1)

Gil Clausen
Director (3,4)

William E. Dow
Director (3)

Juvenil T. Felix
Director
COO Jaguar Mining Inc.

Anthony E. Griffiths
Director (1,2,3)

Officers
Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer and Treasurer

Lúcio Cardoso
VP Operations

Adriano L. Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary

Registered Office
1 First Canadian Place
100 King Street West,
Suite 4400, Box 63
Toronto, Ontario
Canada M5X 1B1

Operating Office
Rua Fernandes Tourinho, 487
7th Floor
CEP 30112-000
Belo Horizonte – MG
Brazil

Auditors
KPMG LLP
Toronto, Ontario
Belo Horizonte
Brazil

Legal Counsel
Davies, Ward, Phillips & Vineberg LLP
Toronto, Ontario

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

Bank
Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

Exchange Listing
Toronto Stock Exchange:
Common Stock: "JAG"
Notes: "JAG.NT"
NYSE Arca Exchange:
Common Stock: "JAG"

Annual meeting
The 2008 Annual Meeting of Shareholders will be held at 4:00 p.m., Thursday, May 8, 2008 at The National Club, 303 Bay Street, Toronto, Ontario.

For additional information:
Contact Investor Relations
ir@jaguarmining.com
(603) 224-4800

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1    Managements Discussion and Analysis
23  Consolidated Financial Statements
28  Notes to Consolidated Financial Statements
53  Corporate Directory

Management's Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the 12 months ended December 31, 2007 and 2006

All amounts are expressed in U.S.$ unless otherwise indicated.

INTRODUCTION
The following discussion of the operating results and financial position of Jaguar Mining Inc. (“the Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended December 31, 2007 and 2006.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and has been reconciled to U.S. generally accepted accounting principles.  Further information about the Company is available on SEDAR at www.sedar.com and on its corporate website www.jaguarmining.com.

The average rates of exchange for the Canadian dollar (Cdn.$) per U.S.$1.00 for 2007 and 2006 were 1.07 and 1.13 respectively.  The average rates of exchange for the Brazilian real (R$) per U.S.$1.00 for 2007 and 2006 were 1.95 and 2.17 respectively.

FORWARD-LOOKING STATEMENTS
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2007 filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred and Measured and Indicated Resources
This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and  permitted under Canadian regulations, the  U.S. Securities and Exchange Commission does not recognize  them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
The Company, a corporation existing under the laws of Ontario, is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil (the significant properties are Turmalina, Sabará, Paciência and Caeté), a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. In addition, the Company may consider the acquisition and subsequent exploration, development and operation of non-gold mineral properties in Brazil. Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the Northeast of Brazil covering 159,000 acres. The Company believes it is one of the fastest growing gold producers in the world. The Company’s strategy is to become a mid-sized gold producer and to increase gold output nearly ten-fold from the 70,000 ounces produced in 2007 to nearly 700,000 ounces by 2014. Coupled with existing cash on hand and based on the Company’s assumptions concerning production costs, foreign currency exchange rates and forward gold prices, the Company believes it has a fully funded plan. A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, etc., used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2007 dated March 24, 2008 and available at www.sedar.com.  The Company believes the development initiatives it has carried out to date, which includes nearly 18 km of underground development at its properties in Minas Gerais, gives the management team a reasonable basis to show confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future. All of the Company’s properties remain open at depth and along strike together with the experience and history of other gold operations in the same district. Management believes the identification of additional gold resources to meet the Company’s production targets is not a constraining issue.

The Company is currently producing gold at its Sabará and Turmalina operations and expects to begin the commissioning of the Paciência operation in early April 2008.  The Company is also finalizing feasibility studies for its Caeté Project and the Phase II expansion of the Turmalina operation, which the Company plans to announce in Q2 2008. Over the next six to seven years, the Company believes it will have a cost structure that will place it in the lower third of all primary gold producers. Comparatively, requires significantly lower capital costs per installed ounce of capacity given the shallow nature of its underground operations.

RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Year	2007	2007	2007	2007	2006	2006	2006	2006
Net sales	$14,915	$14,962	$11,415	$6,542	$6,304	$7,279	$5,471	$2,125
Net income (loss)	$(14,825)	$(8,654)	$(3,685)	$(496)	$(6,181)	$2,441	$(2,841)	$(6,164)
- per share basic and diluted	$(0.28)	$(0.16)	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)

Net sales during the periods increased due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006	Year Ended December 31, 2005
Sales ($000)	$14,915	$47,834	$6,304	$21,179	$8,510
Ounces sold	18,742	67,350	10,373	34,880	19,246
Average realized price $ / ounce	$796	$710	$608	$607	$442
Gross profit ($000)	$4,007	$14,289	$1,694	$5,161	$(4,716)
Net loss ($000)	$(14,825)	$(27,660)	$(6,181)	$(12,746)	$(12,838)
- per share basic	$(0.28)	$(0.52)	$(0.13)	$(0.30)	$(0.41)
- per share diluted	$(0.28)	$(0.52)	$(0.13)	$(0.30)	$(0.41)
Weighted avg. # of shares and diluted # of shares outstanding	55,494,155	53,613,175	46,397,867	43,114,563	31,266,914

Q4 2007 Compared to Q4 2006 and YTD 2007 compared to YTD 2006
Revenue in Q4 2007 and YTD 2007 increased from the corresponding periods in 2006 due to both an increase in ounces of gold sold and an increase in the average realized gold price.  These increases resulted in increases in gross profit.

Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006
Stock based compensation	$5,899	$10,750	$3,064	$5,990
Administration	$3,468	$10,273	$2,260	$7,375
Unrealized forward derivative loss	$1,529	$4,284	$2,439	$6,822
Realized forward derivative loss	$2,291	$5,624	$-	$-
Unrealized forward fx derivative loss (gain)	$472	$(972)	$(73)	$(709)
Realized forward fx derivative (gain)	$(1,438)	$(2,718)	$(440)	$(846)
Foreign exchange loss (gain)	$(130)	$(2,280)	$246	$(1,871)
Amortization of deferred financing expenses	$-	$-	$190	$698
Interest expense	$3,523	$11,170	$52	$270
Interest income	$(1,373)	$(4,601)	$(298)	$(1,582)

•	Stock based compensation expense varies depending upon when stock options vest.

•
Administration costs increased from $745,000 in Q4 2005 to $2.3 million in Q4 2006 to $3.5 million in Q4 2007 (and increased from $4.5 million for the 12 months ended December 31, 2005 to $7.4 million, 2006 to $10.3 million for the same period in 2007). The increases were mainly due to legal and other costs related to certain strategic initiatives conducted during the quarter, and increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of the Company’s expansion of operations in Brazil.  In addition, costs increased due to the strengthening of the R$ against the U.S.$, consulting fees related to the assessment of internal controls and procedures, and management incentive payments.

•
During Q4 2007, the Company recognized an unrealized loss of $1.5 million on forward contracts, as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales versus a loss of $2.4 million in Q4 2006 ($3.4 million in Q4 2005).  During the 12 months ended December 31, 2007 the Company recognized an unrealized loss of $4.3 million versus an unrealized loss of $6.8 million for the same period in 2006 and $3.4 million for the same period in 2005.  During Q4 2007, the Company recognized a realized loss of $2.3 million on forward sales contracts versus nil for Q4 2006 and a realized loss $150,000 for Q4 2005. The Company recognized a realized loss of $5.6 million for the 12 months ended December 31, 2007 versus nil for the 12 months ended December 31, 2006 and $150,000 realized loss for the 12 months ended December 31, 2005. (See Risk Management Policies - Hedging)

•
The Company recognized an unrealized loss of $472,000 for Q4 2007, an unrealized gain of $72,000 for Q4 2006 and nil for Q4 2005 on forward foreign exchange contracts used to manage currency exposure on the R$ (and unrealized gains of $972,000 for the 12 months ended December 31, 2007, $709,000 for the 12 months ended December 31, 2006 and nil for the 12 months ended December 31, 2005).  The Company also recognized realized gains of $1.4 million for Q4 2007, $440,000 for Q4 2006 and nil for Q4 2005 on forward foreign exchange contracts. For the 12 months ended December 31, 2007, the Company recognized $2.7 million gains versus $846,000 gains for the 12 months ended December 31, 2006 and nil for the 12 months ended December 31, 2005. (See Risk Management Policies - Hedging)

•
Foreign exchange gains of $130,000 were recognized in Q4 2007 ($2.3 million exchange gain for the 12 months ended December 31, 2007), $247,000 loss in Q4 2006 ($1.9 million exchange gain for the 12 months ended December 31, 2006) and $175,000 loss in Q4 2005 ($1.1 million exchange gain for the 12 months ended December 31, 2005) primarily due to volatility of the R$ and Cdn.$. During Q4 2007 and the 12 months ended December 31, 2007 foreign exchange gains were incurred on cash balances held in Brazil and Canada due to the strengthening of the R$ and Cdn.$ over the U.S.$.

•
Commencing in Q1 2006, deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan.  Deferred finance fees of $191,000 were expensed in Q4 2006 ($698,000 for the 12 months ended December 31, 2006).  Commencing in Q1 2007, the Company adopted Section 3855 of the CICA handbook (See Footnote 2(a)(i) to our financial statements) and deferred finance fees were included in the carrying value of the loan and amortized as interest expense.

•
Interest expense increased from $53,000 in Q4 2006 ($28,000 in Q4 2005) to $3.5 million in Q4 2007 (Q4 2005 - $28,000). The Company incurred interest expense of $11.2 million for the 12 months ended December 31, 2007 ($270,000 for the same period in 2006 and $184,000 in 2005).  The increases were due to an increase in debt and requirements under new accounting standards which require the costs associated with the issuance of the related debt be amortized as interest expense.  A total of $879,000 of debt issuance and non-cash costs were recognized as interest expense during Q4 2007 ($3.0 million YTD 2007).

•
Interest income increased from $297,000 in Q4 2006 ($92,000 in Q4 2005) to $1.4 million in Q4 2007 ($4.6 million for the 12 months ended December 31, 2007 versus $1.6 million for the 12 months ended December 31, 2006 and 2005) due to interest earned on higher bank deposits.  Interest income was earned from deposits held in banks in Canada, the U.S. and Brazil.

Production and Operating Performance
Q4 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	140	1.76	1.21	6,444	$21.90	$534
Turmalina	96	5.51	4.64	14,019	$55.70	$346
Total	236	3.28	2.60	20,463	$35.60	$405

Q4 2006 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Caeté	11	2.06	0.53	1,290	$24.72	$749
Queiroz	1	3.28	2.92	241	$60.99	$1,092
Sabará	108	3.51	2.53	7,772	$23.16	$290
Total	120	3.24	2.07	9,303	$24.55	$372

2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	504	2.07	1.40	24,586	$22.70	$462
Turmalina	347	5.10	4.37	45,527	$42.80	$283
Total	851	3.31	2.61	70,113	$30.90	$346

2006 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Caeté	124	2.21	1.56	6,167	$35.28	$628
Queiroz	69	3.75	3.35	7,387	$40.94	$381
Sabará	425	2.86	2.11	24,322	$20.38	$301
Total	618	2.83	2.12	37,876	$25.67	$370

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION
2007 Production
For the quarter ending December 31, 2007, the Company produced 20,463 ounces of gold at an average cash operating cost of $405 per ounce for its Sabará and Turmalina operations with 69% of the production from Turmalina at a cash operating cost of $346 per ounce. Mechanical issues at Turmalina (see below under Turmalina - Operations), combined with lower ore grades throughout the final nine months of 2007 at Sabará, which were expected and previously announced, were primarily responsible for the reduced output and higher costs during Q4 2007.

Gold production for 2007 was 70,113 ounces at an average cash operating cost of $346 per ounce for its Sabará and Turmalina operations with 65% of the production from Turmalina at a cash operating cost of $283 per ounce.

A review of operations, project development and exploration during Q4 2007 for the Company is described below.

Turmalina
Operations
During Q4 2007, Turmalina produced 14,019 ounces of gold representing 69% of the total production at a cash operating cost of $346 per ounce.  During December 2007, isolated mechanical issues in key components required extended periods to repair, which impacted production of both ore and doré at Turmalina.  Management estimates the impact of the mechanical problems during December 2007 caused a shortfall of approximately 1,500 ounces and increased average cash operating costs to $396 per ounce for the month, approximately $100 per ounce above normalized values considering the average feed grade processed during the month.  The repairs were completed during Q1 2008 and operations and costs have returned to normal at Turmalina.

Assuming no further development, management estimates that Turmalina will produce approximately 88,000 ounces of gold in 2008 at a total cash operating cost of production for the year in a range between $275 and $285 per ounce based on an average exchange rate of R$1.85 per U.S.$1.00. As at March 20, 2008, the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods.  From the beginning of Q4 2007, Turmalina has been processing 1,200 t/day of ore in the CIP (carbon-in-pulp) plant, which is the design operating level.

Exploration - Brown Field
Continued exploration work at the Turmalina Mine confirms the geology of the ore bodies currently being mined is consistent with major gold mines elsewhere in the Iron Quadrangle.  The Mine’s Main and Northeast ore bodies remain open at depth and the Company has launched a ‘go-deep’ exploration program to a depth of 1,000 m to confirm the continuity of the mineralization to this depth. Additional exploration efforts in the surrounding area have led to the discovery of a third mineralized zone, referred to as the Satinoco Target, where three new areas of mineralization have been identified. The Satinoco Target is located approximately 300 m from the Main ore body at the Turmalina Mine.

During 2007, the Company completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine Services, LLC (“TechnoMine”) to prepare a resource estimate technical report. A technical report was issued in October 2007, based on exploration data achieved until July 2007.  The Company completed an additional, Phase III exploration campaign in December 2007. The results generated during Phase III program were integrated to the previous exploration database and gave rise to a re-evaluation of the Satinoco Target resource base.  In February 2008, the Company filed a NI 43-101 technical report in connection with the upgrade of inferred to measured and indicated resources at the Satinoco Target, the technical report can be viewed at http://www.sedar.com.

During Q4 2007, The Company completed the underground cross cut to access the Satinoco Target through the existing ramp developed by the Company to mine Turmalina’s Main and Northeast ore bodies.  The cross cut will be utilized to transport ore from the Satinoco Target out the Turmalina Mine entrance.  During the excavation process of the cross cut to the Satinoco Target, economic grades of gold were discovered in channel samples.  The Company is concluding a complementary 12,000 m in-fill diamond drill program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operation.  Preliminary engineering to expand the processing circuits above ground at Turmalina is underway with a projected start-up date of Q1 2009. The feasibility study for the expansion of Turmalina is expected to be completed during Q2 2008.

Sabará
Operations
During Q4 2007, Sabará produced 6,444 ounces of gold at an average cash operating cost of $534 per ounce. Sabará’s costs were higher during the quarter compared to the prior year primarily due to lower ore grades, which were expected.  The Company is currently evaluating a new oxide zone near the Sabará Mine to possibly bring into the mine plan during 2008, which could significantly reduce cash operating costs for this operation.

Management estimates Sabará will produce 23,000 ounces of gold in 2008 at an average cash operating cost ranging between $495 and $505 per ounce.  This estimate is based on an average exchange rate in 2008 of R$1.85 per $1.00. As at March 24, 2008 the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Sabará is an above ground oxide mine from which ore is processed at a 1,500 t/day CIC (carbon-in-column) plant.

Exploration - Green Field

In order to add oxide resources to feed the Sabará Plant and therefore increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  The primary target is called Serra Paraíso. During 2007, the Company concluded drilling activities at the Serra Paraíso Target, which included 60 drill holes totaling 4,590 meters. Metallurgical recovery tests have commenced and the Company plans to complete its analysis of the drill program and report estimates of resources at the Serra Paraíso Target during Q2 2008. The Company intends to begin mining activities at the Serra Paraíso Target after the completion of such tests and analysis.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results are encouraging and have given rise to a defined drill program, which will be executed in the months ahead.

Paciência Project
Development
During 2007, the Company commissioned TechnoMine to complete a feasibility study for the Santa Isabel Mine, which is part of its Paciência Project.  In August 2007, the Company completed a NI 43-101 compliant feasibility study on the Santa Isabel Mine, which can be viewed at http://www.sedar.com.

Construction at the Paciência Project is in the final stages with commissioning and start of production expected by the Company in early April 2008.  All permits required to commence operations have been received. Management estimates Paciência will produce 49,000 ounces of gold in 2008 at an average cash operating cost ranging between $335 and $340 per ounce.  This estimate is based on an average exchange rate in 2008 of R$1.85 per $1.00. As at March 24, 2008 the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Through January 31, 2008, the Company has invested approximately $39.3 million in exploration, infrastructure and mine development at the Paciência Project.  To date, the Company has committed approximately $50.9 million to the overall Project.

The Company intends to use a cut and fill mining method at Paciência’s Santa Isabel Mine, which contemplates a treated tailings backfill system. Ore produced at the Santa Isabel Mine will be transported to the carbon-in-pulp (“CIP”) processing plant currently under construction. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40 percent of the available (“free”) gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (CIP-ADR) plant to process the downstream gravity-removed ore pulp. The metallurgical circuit is expected to raise the overall recovery to an estimated 93 percent.

During late 2007, the Company opened a second mine entrance approximately 2 kilometers to the north of the Santa Isabel Mine.  Approximately 522 meters of excavation has been completed to date, with approximately 2 kilometers of excavation expected to take place to connect to the ramp system to the second level.

Exploration - Brown Field
During 2007, the Company successfully concluded a land swap agreement with another gold producer whereby the Company expanded the concession package at the Paciência Project to a contiguous 20 km area adjacent to the São Vicente lineament. The Company reached an agreement whereby it transferred the “Zone C” for an agreed upon value of $8.1 million.  The Company received consideration for the property a forgiveness of $381,000 in existing liabilities payable by MSOL.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties.  (See Footnote 9(i) to our annual financial statements)

This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography. The Company’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

The Company is conducting extensive exploration, in the NW01 Target and the Conglomerates including drifts for mine development, to add additional tonnes vertically and horizontally and further increase the resource base for the Paciência Project.

NW01 Target (Marzagão) - Through mid-October, a total of 24 holes have been drilled to depths of 200 m in the NW01 target, which is located just north of the new mine entrance. Drill results revealed gold intersections ranging from 2.5 g/t to 15.6 g/t. The intervals for these holes ranged from 0.8 to 4.4 m. The characteristics of this new mineralized zone are similar to the grades and widths observed at the Santa Isabel Mine. During 2008, the Company plans to drill an additional 12,000 m at this target in an effort to delineate a resource to meet NI 43-101 standards.

Conglomerates - A second zone of mineralization at the Paciência Project, not related to the São Vicente lineament where the Company has a resource and reserve base, is referred to as the Conglomerates. The zone entails several concessions, which are located approximately 5 km to the East of the Santa Isabel Mine main entrance. In 1989 and 1990, two previous concession owners conducted exploration drilling consisting of 75 underground and surface drill holes and underground development. These efforts gave rise to a third-party-estimated resource of over 200,000 ounces based on an average grade of 5.72 g/t. These resources are not included in the Company’s latest mineral inventory of gold resources as these efforts pre-dated the NI 43-101 standards. In order to estimate the resources held in the conglomerates consistent with NI 43-101 standards, the Company is conducting a 9,000 m in-fill drilling program inside this target zone.  The Company currently has three drill rigs operating in the area and has recently completed 18 drill holes totaling 4,275 m.  The drilling program will be concluded during Q2 2008.

Caeté Project
Development
During Q4 2007, the Company continued to advance the Caeté Project feasibility study, which has been extended to early Q2 2008.  The Company previously expected to complete the feasibility study during Q4 2007.  New discoveries of deeper mineralized zones at the Roça Grande and Pilar targets, coupled with a revised timing of availability of sufficient power resources required for the new processing plant, extended the time period to develop the feasibility study.  Given the additional capital costs to construct an internal power supply, the Company elected to shift the project timetable back by six months rather than maintain the previously announced schedule. The power contract and mine/plant implementation licenses (LI) have been secured for a 2009 start-up. The Company targets initial annual gold production of 39,000 ounces commencing in 2009, with the goal of expanding to 160,000 ounces per year in 2012.

Exploration - Brownfield
During 2007, the Company completed the geological modeling of the exploration campaigns at the Roça Grande and Pilar Targets, which gave rise to the following NI 43-101 compliant resources: measured and indicated resources of 3,690,400 t with an average grade of 5.57 g/t containing 661,200 ounces of gold and 726,600 t of inferred resources with an average grade of 5.11 g/t containing 119,450 ounces of gold.  In November 2007, the Company filed a NI 43-101 technical report in connection with these resources, which technical report can be found at http://www.sedar.com.

As part of the Company’s effort to identify and add to the estimated gold resources detailed above, 75,000 m of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté plant.  During Q4 2007, the Company started a 22,000-m drill program at the Roça Grande and Pilar Targets.  Most of that effort will be conducted at the Roça Grande target, where seven drill rigs are currently in operation. At the Pilar Target, where one drill rig is currently operating, the Company will also conduct drilling to a depth of 800 m to define the continuity of the structure.

The Company is in the process of completing a feasibility study for the Caeté Project. Management is targeting an initial resource base of approximately one million ounces of gold as part of the feasibility study. This target is based on a total tonnage of 6.0 to 7.0 million tonnes at an average grade of approximately 5.0 g/t. The potential quantity and grade from the exploration data for the Roça Grande and Pilar Targets is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in these targets being delineated as a mineral resource.

Pedra Branca Project
Exploration - Green Field
The Company and Xstrata entered into a joint venture agreement for the Company to explore the Pedra Branca Gold Project in the State of Ceará in the Northeast of Brazil. The joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone.  The concessions are located in and around municipal areas with good infrastructure.  The area is characterized by relatively dry weather, facilitating year-round operations.

Xstrata carried out a preliminary exploration program that covered only 25 km of the shear zone.  The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador.  The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in trenches taken by Xstrata.  The mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

The Company is currently conducting a comprehensive exploration program at the Pedra Branca Project.  The Company’s work to date, which included soil geochemistry, trenching and channel and rock sampling, confirmed the trend and the main anomalies reported by Xstrata.  New anomalies have been identified by the Company, confirming the Company’s belief in the gold potential of this area. During Q4 2007, the Company continued to carry out the drill program that began during Q3 2007 to test the continuity of the mineralization at depth.  To date, 44 drill holes totaling 3,775 m have been completed.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006
Operating activities	$3,913	$620	$(3,117)	$(7,647)
Financing activities	$61	$90,329	$7,073	$62,958
Investing activities	$(23,134)	$(63,092)	$(17,623)	$(50,085)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	$(2,175)	$3,095	$-	$-
Increase (decrease) in cash for the period	$(21,335)	$30,952	$(13,667)	$5,226
Beginning cash balance	$67,046	$14,759	$28,426	$9,533
Ending cash balance	$45,711	$45,711	$14,759	$14,759

Cash flow from operating activities generated $620,000 of cash during 2007.

Financing activities generated $90.3 million of cash in 2007 primarily through the receipt of cash from issuance of private placement notes ($86.6 million), and the early exercise of warrants ($21.9 million), offset by debt repayment ($6.1 million). (See Subsequent Events - Financing regarding the Company’s equity financing which closed on February 21, 2008)

Investing activities consumed $63.1 million of cash during 2007.  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents was a $3.1 million gain during 2007. This reflects the strengthening of the R$ and Cdn.$ versus the U.S. dollar.

Balance Sheet Highlights
(in thousands of $)
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Total assets	$234,231	$124,130	$51,235
Total long term liabilities	$94,388	$19,179	$4,895

•
During 2007 the primary reasons for the increase in total assets and long term liabilities were the Company issued private placement notes for approximately $74.5 million and purchased mineral rights for approximately $8.2 million which was financed through a note payable.

Capital Spending Program
Capital Spending in thousands of $

	Year Ended December 31, 2006	Year Ended December 31, 2007	Budget 2008
Sabará	8,000	699	-
Caeté Project [1]	6,100	26,330	32,563
Turmalina	27,500	13,679	16,589
Paciência Project	9,100	27,035	33,937
Other spending [2]	400	3,466	6,904
Total capital spending	51,100	71,209	89,993
[1]	During 2007, Santa Barbara/Pilar Project was incorporated into the Caeté Project.
[2]	Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head offices spending.

The Company intends to use cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line to help finance the expansion of existing operations and the construction of new projects.  These projects may also be funded by project debt, equipment financing or other corporate initiatives. (See Subsequent Events - Financing)

Total Capital Spending during the Period in thousands of $

	Q4 2007	Year Ended December 31, 2007
Capital spending - excluding exploration	$13,267	$41,490
Capital spending - exploration	9,866	29,810
Total capital spending	23,133	71,300
Amount paid in cash	$23,133	63,092
Amount financed	-	8,208
Total capital spending	$23,133	$71,300

The Company has identified three primary uses of capital over the 2008-2009 period.  These include:
(a)	new mine development and processing capacity
(b)	expansion of existing operations
(c)	exploration at Brownfield and Greenfield locations in the Iron Quadrangle
(d)	sustaining capital to maintain existing operations

Contractual Obligations
The Company’s contractual obligations as at December 31, 2007 are summarized as follows:

	(In thousands of $)
Contractual Obligations	2008	2009	2010	2011	2012	+	Total
Financing
Principal	12,493	10,258	0	0	87,289		110,040
Interest	10,137	9,387	9,165	9,165	2,084		39,938
Management Agreements[1]
Operations	744	-	-	-	-		744
Suppliers Agreements
Mine Operations[2]	636	-	-	-	-		636
Drilling[3]	740	-	-	-	-		740
Asset Retirement Obligations	269	287	-	2,730	-		3,286
Joint Venture Agreement[4]	100	63	1,400	1,500	-		3,063
Total	25,119	19,995	10,565	13,395	89,373		158,447

1 The management agreement is renegotiated on an annual basis.  (See Footnote 17(a) to our annual financial statements)
2 The Company has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.
3 The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.
4 The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil.  (See Footnote 17(b) to our annual financial statements)

Risk Management Policies - Hedging
Forward Gold Sales Contracts - Derivative Financial Instruments
In 2005, Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, entered into a $14 million credit facility with a lender. The credit facility provided that the Company would put in place forward sales contracts to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was economically hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 ounces.  As at December 31, 2007, forward sales contracts for 48,556 ounces were outstanding.

As at December 31, 2007, current liabilities include $9.8 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts.  As at December 31, 2007, long term liabilities include $5.6 million (December 31, 2006 - $6.8 million) of unrealized losses related to the forward sales contracts.  In an effort to mitigate these losses, in the fourth quarter of 2007, the Company purchased forward purchase contracts totaling 55,654 ounces at an average gold price of $822.43 per ounce.  The Company settled 7,098 ounces of the hedges (both forward sales and forward purchases) at the end of the fourth quarter of 2007.  The outstanding forward purchase contracts for 48,556 ounces had a positive mark-to-market value of $0.9 million as at December 31, 2007 which is included in current assets (December 31, 2006 - nil). The outstanding forward sales and purchase contracts had a combined negative mark-to-market value of $14.5 million as at December 31, 2007 (December 31, 2006 - $10.2 million).

Included in the statement of operations for the year ended December 31, 2007, is a net unrealized loss on forward gold derivatives of $4.3 million (year ended December 31, 2006 - unrealized loss of $6.8 million and year ended December 31, 2005 - unrealized loss of  $3.4 million) and a realized loss on forward gold derivatives of $5.6 million (year ended December 31, 2006 - nil and 2005 - $150,000). The unrealized gains relating to the forward purchase contracts are included as an offsetting amount to the unrealized losses relating to the forward sales contracts. In March 2008, the Company closed the forward contracts. (See “Subsequent Events Project Financing Term Debt Repayment and Close Forward Contracts”)

Forward Foreign Exchange Contracts - Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at December 31, 2007, the Company had forward foreign exchange contracts to purchase R$23.1 million for $11.0 million with various settlement dates between January 31, 2008 and December 30, 2008 at a weighted average rate of 2.1037. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at December 31, 2007, $3.0 million of cash was restricted for this purpose.  (See Footnote 5(b) to our annual financial statements)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

As at December 31, 2007, current assets include $1.7 million and long term assets include nil (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains. Included in the statement of operations for the year ended December 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $972,000 (year ended December 31, 2006 - gain of $709,000; 2005 - nil) and a realized gain on forward foreign exchange derivatives of $2.7 million (year ended December 31, 2006 - $846,000; 2005 - nil).

RELATED PARTY TRANSACTIONS
The Company incurred fees of $747,000 for the 12 months ended December 31, 2007 ($739,000 for 12 months ended December 31, 2006 and 2005 - nil) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating management services to the Company's Brazilian subsidiaries. For the year ended December 31, 2005 the Company incurred fees of $954,000 from IMSE which provided operating services. The fees are included in management fees in the statement of operations.  Accounts payable and accrued liabilities as at December 31, 2007 includes nil owing to IMSE (as at December 31, 2006 -nil).

The Company incurred occupancy fees of $120,000 for the 12 months ended December 31, 2007 (12 months ended December 31, 2006 - $120,000 and 2005 - $110,000) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company moved to the new administrative office space in December 2007. The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $450,000 from BZI for the 12 months ended December 31, 2007 ($314,000 for the 12 months ended December 31, 2006 and 2005 - $27,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2007, prepaids and sundry assets includes a receivable of $101,000 from BZI.  As at December 31, 2006 accounts payable and accrued liabilities include $14,000 due to BZI.

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda.  (“PML”) whereby it exchanged the loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.   In connection with the agreement, PML had the right to buy out the NSR on or before December 31, 2006, subsequently extended to September 30, 2007, for $1.63 million.  This right was not exercised by PML.

During 2007 the Company received royalty income of approximately $300,000. The royalty income and the related amortization are netted in other operating expenses in the statement of operations. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

The Company realized rental income of $192,000 from PML and $126,000 from Prometálica Centro Oeste Ltda. (“PCO”) for the 12 months ended December 31, 2007 (12 months ended December 31, 2006 - nil from PML and $90,000 from PCO and 2005 - nil for both PML and PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2007 prepaid expenses and sundry assets includes $149,000 receivable from PML, and $36,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO). During 2007 the Company also received approximately $0.3 million (2006 - nil, 2005 - nil) of royalty income relating to the NSR.

The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI for administrative services.  The management fees are included in the statement of operations.  On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner.  The Secretary of the Company ceased to be a partner of this firm March 31, 2006.  As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet.  At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm.  This balance has subsequently been paid.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(a)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to the Statement of Operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses relating to other than temporary impairment are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction in the amount of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

(b)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

RECENTLY ISSUED ACCOUNTING ANNOUNCEMENTS

(a)	Financial Instruments- Disclosure and Presentation

In December 2006, the CICA published the following two sections of the CICA Handbook Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enable financial statement users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(b)	Capital Disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(c)	Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The Company is currently assessing the disclosure requirements of (a) and (b) and the impact of (c) on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

FINANCING
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program, the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As at March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.   This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing the remaining listed warrants (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  As at December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 shares.

 At December 31, 2007, 144,081 warrants were outstanding and 82,332 warrants were exercised during the period January 1, 2008 through March 24, 2008. The remaining 61,749 warrants may be exercised or will expire on March 27, 2008.

Private Placement
On March 22, 2007, the Company closed a private placement of 86,250 units for gross proceeds of approximately Cdn.$86.3 million ($74.5 million). Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of the Company. The units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as security for the notes.  A total of 2,156,250 new shares were issued relating to the private placement. The notes were listed on the Toronto Stock Exchange (“TSX”) on July 26, 2007 under the symbol JAG.NT.  See Note 10 (h) to our financial statements.

NORMAL COURSE ISSUER BID
In August 2006, the Company received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of the Company, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During the fourth quarter of 2006, the Company purchased 1,000 common shares at an average price of Cdn.$4.65 per common share. During August 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share. These shares have been cancelled. This was the first normal course issuer bid undertaken by the Company, and the Company had not previously purchased securities of its own issue.

In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  As at December 31, 2007, the Company had purchased 174,000 of its common shares at an average price of Cdn.$9.92 under the second normal course issuer bid. Of these shares purchased 53,800 shares were cancelled as at December 31, 2007 and the remaining 120,200 shares purchased were cancelled subsequent to December 31, 2007.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

SHAREHOLDER RIGHTS PLAN
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company.  The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board.  Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.

The TSX accepted notice of the Rights Plan, which was ratified by the shareholders on May 10, 2007.

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  The Company has included Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed  because management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of All Plants Cash Operating Cost per tonne processed

	Q4 2007	Y/E 2007
Production cost per statement of operations	$7,722,000	$25,172,000
Change in inventory[1]	$676,000	$1,127,000
Production cost of tonnes processed[2]	$8,398,000	$26,299,000
divided by
Tonnes processed	235,900	851,100
equals
Cost per tonne processed	$35.60	$30.90

Sabará Plant Cash Operating Cost per tonne processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$3,420,000	$11,568,000
Change in inventory[1]	$(337,000)	$(126,000)
Production cost of tonnes processed[2]	$3,080,000	$11,441,000
divided by
Tonnes processed	140,500	504,000
equals
Cost per tonne processed	$21.90	$22.70

Turmalina Plant Cash Operating Cost per tonne processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$4,302,000	$13,604,000
Change in inventory[1]	$1,020,000	$1,253,000
Production cost of tonnes processed[2]	$5,318,000	$14,856,000
divided by
Tonnes processed	95,400	347,100
equals
Cost per tonne processed	$55.70	$42.80

Summary of All Plants Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$7,722,000		$25,172,000
Change in inventory[1]	$565,000	$	(913,000)
Production cost of gold produced[2]	$8,287,000		$24,259,000
divided by
Gold produced (ounces)	20,462		70,113
equals
Cost per ounce processed	$405		$346

Sabará Plant Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$3,420,000	$11,568,000
Change in inventory[1]	$21,000	$(195,000)
Production cost of gold produced[2]	$3,441,000	$11,366,000
divided by
Gold produced (ounces)	6,444	24,586
equals
Cost per ounce processed	$534	$462

Turmalina Plant Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$4,302,000	$13,604,000
Change in inventory[1]	$540,000	$(702,000)
Production cost of gold produced[2]	$4,846,000	$12,893,000
divided by
Gold produced (ounces)	14,018	45,527
equals
Cost per ounce processed	$346	$283
1 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
2 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company is made known to the Company's CEO and CFO in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company’s CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007, and have concluded that such disclosure controls and procedures are effective.

The Company’s management, under the direction and supervision of the CEO and CFO, are also responsible for establishing and maintaining internal controls over financial reporting. These controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles. There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include direct labor, benefits, direct material and other direct product costs.  These costs are charged to earnings and included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, Canadian Generally Accepted Accounting Principles (“GAAP”) requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

SUBSEQUENT EVENTS
Financing
On February 21, 2008 (“Closing Date”) the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn$13.40 per share for gross proceeds of Cdn$110,550,000 ($109.6 million).  Pursuant to the underwriting agreement, the underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  Proceeds of the offering will be used to primarily fund capital expenditures for exploration and expansions at its three largest projects in Brazil, to close forward sales contracts (See Footnote 5(a) to our financial statements) and project financing term debt (See Footnote 10(f) to our annual financial statements) and for general corporate purposes.

Project Financing Term Debt Repayment; Close Forward Sales Contracts and Forward Purchase Contracts
On March 13, 2008 the Company paid RMB International (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of Turmalina. The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (See Footnote 10(f) to our annual financial statements)

On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007 forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts (See Footnote 5(a) to our annual financial statements).

 On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 for the forward contracts. With this transaction the Company has no forward gold production hedged (See Footnote 5(a) to our annual financial statements)

Mineral Resources and Reserves
The tables below reflect the estimated mineral resource and reserve information available to the Company as of January 1, 2008, except as noted below.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s resources and reserves.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

Table 1 - Summary of Estimated Mineral Resources*

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará	198,230	2.11	541,380	1.96	739,610	2.00	329,450	2.01	47,560	21,290
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência Project
Santa Isabel(2)	871,170	5.59	1,702,230	5.00	2,573,400	5.20	420,700	5.44	430,260	73,580
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Caeté Project
Pilar(3)	713,800	5.99	978,400	5.91	1,692,200	5.94	168,600	7.41	323,400	40,150
Roça Grande(3)	727,700	5.38	1,270,500	5.19	1,998,200	5.26	558,000	4.42	337,800	79,300
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,531,600	5.69	120,000	5.70	280,000	22,000
Principal and NE	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	644,000	211,000
Satinoco(5)	467,000	3.76	1,274,000	3.71	1,741,000	3.72	523,000	3.85	208,560	64,750
TOTAL IN SITU RESOURCES					17,562,210	5.10	4,476,750	4.84	2,880,640**	696,550

Table 2 - Summary of Estimated Mineral Reserves*

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará	156,730	1.86	351,880	1.65	508,610	1.71	27,970
Turmalina
Principal and NE	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Paciência Project
Santa Isabel(2)	987,900	4.52	1,726,000	4.52	2,713,900	4.52	394,450
TOTAL	1,378,630	4.38	4,759,880	5.31	6,138,510	5.11	1,009,420**

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 2. Some columns and rows may not total due to rounding.

**
Estimated resources and reserves as at January 1, 2008 are lower than indicated in Tables 1 and 2, as such figures do not take into account 2007 production or the amount of gold rejected to the tailings at the Turmalina operations.  2007 Turmalina production was 347,000 tonnes at 5.10 grams per tonne containing 45,527 ounces of gold.  In addition, figures do not reflect test mining production at Paciência during 2006 of 21,742 tonnes at 3.23 grams per tonne containing 2,260 ounces of gold.

(1)	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

(2)	TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

(3)	TechnoMine NI 43-101 Technical Report on the Caeté Gold Project filed on SEDAR on November 23, 2007.

(4)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

(5)	TechnoMine NI 43-101 Technical Report on the Satinoco Target filed on SEDAR on February 5, 2008.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Gold Project Technical Report, the Turmalina Gold Project Technical Report, the Satinoco Target Technical Report, the Paciência Gold Project Santa Isabel Mine Feasibility Study Report and the Caeté Gold Project Technical Report is Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

Scott Wilson, Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared NI 43-101 Technical Reports for Sabará and Turmalina, dated February 17, 2006 and July 31, 2006, respectively, and filed on SEDAR on March 2, 2006 and August 1, 2006, respectively.  These reports have not been updated to reflect any new information since the dates of the reports, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The Qualified Persons who prepared the reports were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow and Mr. Valliant are employees of Scott Wilson RPA and are independent for the purposes of NI 43-101.

OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding as at March 24, 2008 are:

Security	Expiry Date	Exercise Price	Securities Outstanding	Common Shares on Exercise
Common Shares			64,105,719	64,105,719
Agents Options	27-Mar-08	CAD 5.25	61,749	61,749
Options	4-Sep-08	USD 1.00	135,000	135,000
Options	5-Nov-08	CAD 3.75	156,158	156,158
Options	19-May-09	CAD 4.05	685,000	685,000
Options	15-Jun-09	CAD 4.25	96,000	96,000
Options	21-Oct-09	CAD 4.00	157,500	157,500
Options	17-Feb-10	CAD 3.47	635,000	635,000
Options	10-Mar-10	CAD 3.65	212,000	212,000
Options	8-Dec-10	CAD 3.29	40,000	40,000
Options	10-May-ll	CAD 5.47	1,010,000	1,010,000
Options	30-Jun-ll	CAD 4.41	418,000	418,000
Options	30-Nov-ll	CAD 6.40	1,010,000	1,010,000
Options	21-Sep-09	CAD 5.25	200,000	200,000
Options	21-Sep-09	CAD 4.60	100,000	100,000
Options	31-Oct-08	CAD 4.72	13,513	13,513
Options	30-Apr-09	CAD 5.25	50,000	50,000
Options	31-Oct-09	CAD 6.00	50,000	50,000
Options	19-Mar-12	CAD 5.94	1,135,000	1,135,000
Options	1-Sep-ll	CAD 4.62	36,000	36,000
Options	7-Sep-12	CAD 6.48	377,500	377,500
Options	4-Dec-12	CAD 9.54	1,240,000	1,240,000
Fully diluted common shares				71,924,139

March 24, 2008

Daniel R. Titcomb President and CEO	James M. Roller Chief Financial Officer

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Recovery Grade
The actual grade of ore realized after the mining and treatment process.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2007 and 2006

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 24, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 24, 2008

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents (Note 16)	$45,711	$14,759
Cash in trust (Note 13(b))	837	-
Accounts receivable	-	1,742
Inventory (Note 3)	10,724	5,297
Prepaid expenses and sundry assets (Note 4)	11,897	4,812
Unrealized foreign exchange gains (Note 5(b))	1,680	-
Forward purchases derivative asset (Note 5(a))	924	-
	71,773	26,610

Prepaid expenses and sundry assets (Note 4)	13,913	9,657
Unrealized foreign exchange gains (Note 5(b))	-	709
Net smelter royalty (Note 6)	1,225	1,535
Restricted cash (Note 7)	3,102	6,027
Property, plant and equipment (Note 8)	82,945	39,162
Mineral exploration projects (Note 9)	61,273	40,430

	$234,231	$124,130

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,426	$6,034
Notes payable (Note 10)	11,699	5,274
Current taxes payable	2,086	591
Asset retirement obligations (Note 11)	269	289
Forward sales derivative liability (Note 5(a))	9,844	3,388
	38,324	15,576

Forward sales derivative liability (Note 5(a))	5,580	6,828
Notes payable (Note 10)	83,920	10,550
Future income taxes (Note 12)	2,182	421
Asset retirement obligations (Note 11)	2,706	1,380
Total liabilities	132,712	34,755

Shareholders' equity
Common shares (Note 13(a))	141,316	106,834
Warrants (Note 13(b))	245	4,072
Stock options (Note 13(c))	19,218	8,745
Contributed surplus (Note 13(d))	1,153	1,149
Deficit	(60,413)	(31,425)
	101,519	89,375
Commitments (Notes 5,8, 9, and 17)
Subsequent events (Note 18)
	$234,231	$124,130

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Gold sales	$47,834	$21,179	$8,510
Production costs	(25,172)	(13,195)	(6,932)
Other cost of goods sold	(3,141)	(447)	(4,521)
Depletion and amortization	(5,232)	(2,376)	(1,773)
	14,289	5,161	(4,716)

Operating expenses:
Exploration	2,365	183	85
Stock-based compensation (Note 13(c))	10,750	5,990	1,791
Administration	10,273	7,375	4,474
Management fees (Note 15(a))	747	739	1,014
Accretion expense (Note 11)	138	27	7
Other	2,126	486	356
Total operating expenses	26,399	14,800	7,727

Loss before the following	(12,110)	(9,639)	(12,443)

Unrealized loss on forward derivatives (Note 5(a))	4,284	6,823	3,393
Realized loss on forward derivatives (Note 5(a))	5,624	-	150
Unrealized gain on forward foreign exchange derivatives (Note 5(b))	(972)	(709)	-
Realized gain on forward foreign exchange derivatives (Note 5(b))	(2,718)	(846)	-
Foreign exchange gain	(2,280)	(1,871)	(1,093)
Amortization of deferred financing expense	-	698	-
Interest expense	11,170	270	184
Interest income	(4,601)	(1,582)	(1,631)
Gain on disposition of property (Note 9(i))	(381)	-	-
Other non-operating expenses	1,663	-	-
Total other expenses	11,789	2,783	1,003

Loss before income taxes	(23,899)	(12,422)	(13,446)
Income taxes (Note 12)
Current income taxes	2,086	591	185
Future income taxes (recovered)	1,675	(267)	(793)
Total income taxes	3,761	324	(608)

Net loss and comprehensive loss for the year	(27,660)	(12,746)	(12,838)

Deficit, beginning of year as reported	(31,425)	(18,711)	(5,913)
Adjustment to opening deficit (Note 2)	165	-
Deficit as restated	(31,260)	(18,711)	(5,913)
Shares aquired for cancellation (Note 13(a)(ii))	(1,493)	(2)	-
Interest income - share purchase loans (Note 13(a)(iii))	-	34	40

Deficit, end of year	$(60,413)	$(31,425)	$(18,711)

Basic and diluted net loss per share (Note 14)	$(0.52)	$(0.30)	$(0.41)

Weighted average common shares outstanding (Note14)	53,613,175	43,114,563	31,266,914

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income for the year	$(27,660)	$(12,746)	$(12,838)
Items not involving cash:
Unrealized foreign exchange (gain) loss	7,907	(97)	172
Stock-based compensation	10,750	5,990	1,791
Amortization of deferred financing costs	-	698	-
Non-cash interest expense	2,953	-	-
Accretion expense	138	27	7
Future income taxes (recovered)	1,675	(267)	(793)
Depletion and amortization	5,232	2,376	1,773
Amortization of net smelter royalty	310	-	-
Interest on loans receivable	-	(102)	(1,051)
Unrealized loss on forward sales derivatives	4,284	6,823	3,393
Unrealized gain on foreign exchange contracts	(972)	(709)	-
Gain on disposition of property	(381)	-	-
Reclamation expenditure	(157)	(105)	-
Change in non-cash operating working capital
Accounts receivable	1,742	(1,161)	(581)
Inventory	(2,624)	(2,193)	1,916
Prepaid expenses and sundry assets	(11,659)	(8,041)	(4,046)
Accounts payable and accrued liabilities	8,424	1,269	2,551
Current taxes payable	1,495	591	-
	1,457	(7,647)	(7,706)
Financing activities:
Repayment of loans receivable	-	-	649
Issuance of common shares, special warrants and warrants, net	30,138	56,102	5,125
Shares purchased for cancellation	(2,089)	(4)	-
Repayment of debt	(6,086)	(2,078)	(1,406)
Increase in debt	64,604	14,965	-
	86,567	68,985	4,368
Investing activities
Mineral exploration projects	(27,233)	(24,663)	(9,947)
Decrease (increase) in restricted cash	2,925	(6,027)	-
Advances to Prometálica Mineração Ltda	-	-	(1,622)
Repayment from Prometálica Mineração Ltda	-	-	4,509
Purchase of property, plant and equipment	(35,859)	(25,422)	(9,560)
	(60,167)	(56,112)	(16,620)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	3,095	-	-
Increase (decrease) in cash and cash equivalents	30,952	5,226	(19,958)
Cash and cash equivalents, beginning of year	14,759	9,533	29,491
Cash and cash equivalents, end of year	$45,711	$14,759	$9,533

Supplemental cash flow information (Note 16)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

Existing Accounting Policies:

(a)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents (Note 16).  Cash held on deposit as security is classified as restricted cash (Note 7).

(c)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(d)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a units of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(e)	Property, plant and equipment:

The Company’s plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	10 years, straight line
Vehicles	-	5 years, straight line
Equipment	-	5-10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method based upon the mine’s estimated economically proven and probable reserves

         (f)   Impairment:

The carrying value of all categories of plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(g)  Mineral exploration projects:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

(h)   Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company's Brazilian assets converted at period-end exchange rates results in temporary differences.

(i)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(j)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(k)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 13(c).  The Company accounts for all stock-based payments using the fair value based method.  Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(m)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted income per share.  Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly mineral properties, inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(o)	Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations and are primarily a result of the difference between the forward spot price of the gold and the forward sales contract price.

(p)	Stripping Costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued:)

New Accounting Policies:

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(q)	Accounting Principles Issued and Implemented:

(i)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to the statement of operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as at January 1, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued):

New Accounting Policies (continued):

(q)  Accounting Principles Issued and Implemented (continued):

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

(ii)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(iii)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

(r)   Recently issued accounting pronouncements:

(i)   Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(ii)  Capital Disclosures:

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(iii) Inventories:

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The Company is currently assessing the impact of these new recommendations on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

3.      Inventory:

Inventory is comprised of the following:

	December 31, 2007	December 31, 2006
Raw materials	$1,013	$793
Mine operating supplies	2,646	-
Ore stockpiles	1,967	977
Gold in process	5,098	3,527
	$10,724	$5,297

4.	Prepaid Expenses and Sundry Assets:

	December 31, 2007	December 31, 2006
Balance is made up of:
Advances to suppliers	$506	$331
Recoverable taxes (a)	24,593	11,510
Deferred financing fees (Note 2(q)(i))	-	2,140
Sundry receivables from related parties (b)	185	149
Other	526	339
	25,810	14,469
Less:
Long term recoverable taxes	13,893	7,517
Long term other prepaid expenses	20	47
Long term deferred finance fees	-	2,093
	13,913	9,657
Current portion of prepaid expenses and sundry assets	$11,897	$4,812

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes are denominated in Brazilian reais (R$) amounting to R$43.3 million (2006 - R$24.6 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Prometálica Mineração Ltda (“PML“) related parties (Note 15(c)).  PCO is controlled by IMS Empreendimentos Ltda (”IMS”), a founding shareholder of the Company.

5.	Risk Management Policies:

Derivative Financial Instruments

The company has entered into the following contracts:

(a)	Forward sales and purchase contracts:

In connection with the Turmalina loan facility (Note 10(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales.  The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 amounting to a total of 77,002 ounces of gold.  The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without the requirement for the delivery of the gold produced.  As at December 31, 2007 forward sales contracts amounting to 48,556 ounces of gold were outstanding.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(a)	Forward sales and purchase contracts (continued):

In September 2007 the Company received an amendment to the Turmalina loan facility (Note 10(f)) from the lender, which allows the Company to close the forward sales contracts, subject to the requirement to reinstate forward sales contracts in similar amounts if the price of gold drops to or below $520 per ounce of gold.

As at December 31, 2007, current liabilities include $9.8 million (2006 - $3.4 million) of unrealized losses related to the forward sales contracts.  As at December 31, 2007, long term liabilities include $5.6 million (2006 - $6.8 million) of unrealized losses related to the forward sales contracts.  In an effort to mitigate these losses, in the fourth quarter of 2007, the Company purchased forward purchase contracts totalling 55,654 ounces at an average gold price of $822.43 per ounce.  The Company settled 7,098 ounces of the hedges (both forward sales and forward purchases) at the end of the fourth quarter of 2007.  The outstanding forward purchase contracts for 48,556 ounces had a positive mark-to-market value of $0.9 million as at December 31, 2007 which is included in current assets (December 31, 2006 - $nil).  The outstanding forward sales and purchase contracts had a combined negative mark-to-market value of $14.5 million as at December 31, 2007 (December 31, 2006 - $10.2 million).

Included in the statement of operations for the year ended December 31, 2007, is a net unrealized loss on forward gold derivatives of $4.3 million (2006 - unrealized loss of $6.8 million, 2005 - unrealized loss of $3.4 million) and a realized loss on forward gold derivatives of $5.6 million (2006 - $nil, 2005 - $150,000).  The unrealized gains relating to the forward purchase contracts have been classified as an offsetting amount to the unrealized losses relating to the forward sales contracts.  See subsequent events (Note18 (c)).

(b)	Forward foreign exchange contracts:

As at December 31, 2007, the Company has forward foreign exchange contracts to purchase Brazilian Reais at a weighted average rate of 2.1037 as follows:

Settlement Date	Amount	Settlement amount in thousands of $Reais
31-Jan-08	1,000	$1,986
31-Jan-08	1,000	2,007
29-Feb-08	1,000	1,974
29-Feb-08	1,000	1,998
31-Mar-08	1,000	2,558
30-Apr-08	2,000	4,162
30-May-08	1,000	2,057
29-Aug-08	1,000	2,076
28-Nov-08	1,000	2,201
30-Dec-08	1,000	2,122
	11,000	$23,141

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at December 31, 2007, $3.0 million of cash was restricted for this purpose.  (Note 7).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(b)	Forward foreign exchange contracts (continued):

At December 31, 2007, current assets include $1.7 million and long term assets include $nil (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains.  Included in the statement of operations for the year ended December 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $972,000 (2006 - gain of $709,000, 2005 - $nil) and a realized gain on forward foreign exchange derivatives of $2.7 million (2006 - gain of $846,000, 2005 - $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

6.	Net Smelter Royalty:

	2007	2006
Prometálica Mineração Ltda. (“PML”)	$1,535	$1,535
Less accumulated amortization	(310)	-
Net	$1,225	$1,535

On March 20, 2006, the Company entered into an agreement with PML whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.   In connection with the agreement, PML had the right to buy out the NSR for $1.63 million which was not exercised.

During 2007 the Company received royalty income of approximately $0.3 million (Note 15(c). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are Brazilian Resources, Inc. (“BZI”) and IMS, the founding shareholders of the Company.

7.	Restricted Cash:

At December 31, 2007 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 - $3,000,000) (Note 5(b)) and $nil was restricted as collateral for equipment loans (December 31, 2006 - $0.3 million (Note 10(b)(i)).  In addition $102,000 was held in a Certificate of Deposit as collateral for an expense credit line (December 31, 2006 - $nil).  At December 31, 2006 an additional $2.7 million was restricted due to loan covenants for the Turmalina loan facility (Note 10(f)).

8.	Property, Plant and Equipment:

	December 31, 2007
	Cost	Accumulated Amortization	Net
Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,704	(4,750)	30,954
Assets under construction	22,128	-	22,128
Mining properties (a)	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

8.	Property, Plant and Equipment (continued):

	December 31, 2006
	Cost	Accumulated Amortization	Net
Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Assets under construction	16,451	-	16,451
Mining properties (a)	6,908	(5,242)	1,666
	$46,738	$(7,576)	$39,162

(a)
 During 2007 the Company determined that mining properties in production should be classified in Property, Plant and Equipment (“PPE”).  In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects.  Effective December 31, 2006 the Sabará property, which has been in production since 2004, was reclassified to PPE.  Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was reclassified to PPE.  See Note 9 for a breakdown of costs reclassified.

Mining properties include the following two properties which are in production, Sabará and Turmalina:

(i)    Sabará

  The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).  Production began in the Sabará Region in December 2003.

(ii)     Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights.  The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and                 $400,000 in January 2006.  The note payable was due on demand and non-interest bearing (Note 10(a)).  The balance of $350,000 was satisfied during the year from the transfer of Sabará Zone C property (“Zone C”) to AngloGold Ashanti Brasil Mineração Ltda. (“AngloGold”) (Note 9).

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects:

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Write-off fully amortized property	Reclassify to Different Project	Reclassify to Plant and Equipment	Balance December 31, 2007

Sabará:
Acquisition of property	$3,195	$-	$3,195	$39	$-	$-	$(3,234)	$-
Mine development expenditures, exploration and carrying costs	3,318	590	3,908	3,970	(1,570)	(4,123)	(2,185)	-
Asset retirement obligations	127	325	452	5	(66)	(72)	(320)	-
Accumulated amortization	(3,434)	(1,805)	(5,239)	(256)	1,636	20	3,839	-
	3,206	(890)	2,316	3,758	-	(4,175)	(1,900)	-
Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the property	1,266	-	1,266	63	-	(1,329)	-	-
Exploration expenditures and carrying costs	8	8	16	58	-	(74)	-	-
	1,274	8	1,282	121	-	(1,403)	-	-
Caeté Project (Pilar):
Acquisition of property	1,114	-	1,114	(64)	-	(1,050)	-	-
Mine development expenditures, exploration and carrying costs	2,337	6,132	8,469	2,736	(472)	(10,733)	-	-
Asset retirement obligations	-	247	247	-	(107)	(140)	-	-
Accumulated amortization	(95)	(484)	(579)	-	579	-	-	-
	3,356	5,895	9,251	2,672	-	(11,923)	-	-
Paciência project (i):
Acquisition of properties	818	-	818	264	-	1,706	-	2,788
Mine development expenditures, exploration and carrying costs	4,980	9,005	13,985	10,486	(113)	(6,999)	-	17,359
Accumulated amortization	(118)	(69)	(187)	-	113	74	-	-
	5,680	8,936	14,616	10,750	-	(5,219)	-	20,147
Turmalina (ii):
Acquisition of properties	1,883	-	1,883	7	-	-	(1,890)	-
Mine development expenditures, exploration and carrying costs	2,981	8,944	11,925	4,899	-	-	(14,504)	2,320
Asset retirement obligations	-	964	964	-	-	-	(964)	-
Accumulated amortization	-	-	-	(394)	-	-	394	-
Reclassification to plant and equipment	(141)	-	(141)	-	-	-	141	-
	4,723	9,908	14,631	4,512	-	-	(16,823)	2,320
Caeté Expansion Project (iii):
Acquisition of property	-	-	-	8,522	-	1,175	-	9,696
Mine development expenditures, exploration and carrying costs	-	-	-	7,544	-	21,427	-	28,971
Asset retirement obligations	-	-	-	-	-	212	-	212
Accumulated amortization	-	-	-	-	-	(94)	-	(94)
	-	-	-	16,066	-	22,720	-	38,785
Faina and Pontal
Mine development expenditures, exploration and carrying costs	-	-	-	21	-	-	-	21
	-	-	-	21	-	-	-	21
Balance December 31 as reported	18,239	23,857	42,096	37,900	-	-	(18,723)	61,273

Less: Sabará property reclassified to PPE			(1,666)	-	-	-	-	-

Total Mineral Exploration Projects	$18,239	$23,857	$40,430	$37,900	$-	$-	$(18,723)	$61,273

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects and Mining Properties (continued):

(i)	Paciência project

The Paciência project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagao, Bahu, Monges and Ajuda.

In November 2003 the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagao and the following properties in the Caeté expansion project, Catita and Camará, The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If the above event were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $0.4 million in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  The Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company will recognize that portion of the gain as reduced royalty expense over the life of the mine.

     (ii)   Turmalina

The costs relate to the Satinoco property.  The property is subject to a royalty payable to a third party (Note 8).

     (iii)   Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso.

Pilar

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara (Pilar) gold property from Companhia Vale do Rio Docê (“CVRD”).  The purchase price was $1.1 million for the actual known measured and indicated gold resources at that time.

For any additional resources determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD was to be paid $7.48 per ounce of additional gold resource identified.  In September 2007 it was determined that the Company owed CVRD an additional $1.3 million which was paid in December 2007.

Roça Grande

In 2005 the Company acquired an option from CVRD for the Roça Grande Properties.  During 2007 the Company and CVRD determined the value of the Roça Grande properties at approximately $7.8 million (Note 10(i)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable:

	December 31, 2007	December 31, 2006
(a) Due to AngloGold	$-	$350
(b)(i) Due to ABN AMRO	135	390
(b)(ii) Due to ABN AMRO	600	-
(c) Due to Banco Volkswagen	349	444
(d)(i) Due to Banco Itaú S.A.,formerly Bank Boston	14	39
(d)(ii) Due to Banco Itaú S.A.	179	296
(e) Due to Banco Itaú S.A.	1,200	-
(f) Due to RMB International	8,762	14,000
(g)(i) Due to Banco Bradesco	217	305
(g)(ii) Due to Banco Bradesco	1,000	-
(h) Private placement notes	74,707	-
(i) Due to CVRD	6,956	-
(j) Due to Banco Santander	1,500	-
	95,619	15,824
Less: Current portion	11,699	5,274
	$83,920	$10,550

Payments over the next 5 years:
2008	$12,493
2009	10,258
2010	-
2011	-
2012	87,289
Total	110,040
Less unamortized discounts	(14,421)
Net	$95,619

(a)	Due to AngloGold

Relates to purchase of quota shares of MTL.  The demand note payable was repaid in 2007.

(b)	Due to ABN AMRO

(i)
Relates to a secured credit facility of R$990,000 (approximately $559,000) for the purpose of purchasing equipment.  As at December 31, 2007 R$239,000 ($135,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.25% at December 31, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to secured notes payable of $600,000 for general working capital.  The advance on export contracts bear interest at 6.5% per annum and is repayable on June 14, 2008.  The note is secured by future gold sales.

(c)	Due to Banco Volkswagen

Relates to a secured note payable of R$619,000 ($349,000) at December 31, 2007 for the purpose of purchasing trucks.  The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.24% at December 31, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months.  The loan is secured by the trucks purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(d)	Due to Banco Itaú S.A. formerly Bank Boston

(i)
Relates to a secured credit facility of R$2.5 million (approximately $1.4 million) for the purpose of purchasing equipment.  As at December 31, 2007 R$24,000 ($14,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.25% at December 31, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to a part of the secured credit facility of R$2.5 million (Note 10 (d)(i))  for the purpose of purchasing equipment of which R$317,000 ($179,000) is outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(e)	Due to Banco Itaú S.A.

Relates to secured notes payable of $1.2 million for general working capital.  The loan bears interest at 11% per annum and was repaid on January 21, 2008.  The note was secured by personal guarantees of certain officers of MSOL.

(f)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  Effective January 1, 2007 the loan was recorded at the carrying value of $11.7 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note 2(q)(i)).  The loan bears interest at U.S. LIBOR plus 4% per annum (8.7% at December 31, 2007 and 9.36% at December 31, 2006).  The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly.   The loan is repayable in quarterly installments of $1.4 million which commenced June 30, 2007 and continue to September 30, 2009.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The terms of the loan required hedging strategies for gold price and currency protection.  In September 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions (Note 5).  The loan is secured by all of the assets of MTL, including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of Sabará, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.   The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.   300,000 unlisted warrants were also issued to consultants involved in the financing.  These warrants, valued at $1.7 million, were issued in association with the credit facility.  The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method.  The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company is in compliance with these financial covenants.  The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 7).  The restrictions on these funds were lifted during 2007.  See subsequent events (Note 18(b)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(g)	Due to Banco Bradesco

(i)
Relates to a secured credit facility of R$1.5 million ($847,000) for the purpose of purchasing equipment of which R$384,000 ($217,000) is outstanding.  The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months.  The loans are secured by the equipment purchased.

(ii)
Relates to secured notes payable of $1.0 million for general working capital.  The advance on export contracts bears interest at 6.4% per annum and is repayable July 29, 2008.  The note is secured by future gold sales.

(h)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 13(a)).  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007.  The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at December 31, 2007:

Notes Payable
Gross proceeds	$74,508
Allocation to common shares	(11,362)
Allocation to call option	74
Finance fees	(2,842)
Net	60,378
Amortization of finance fees	1,720
Period end foreign exchange adjustment	12,609
Net carrying value of private placement notes	$74,707

(i)   Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The demand note payable is non-interest bearing and is expected to be repaid by 2009.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed its audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million. The Company will execute the final transfer agreement in the second quarter of 2008. The Company expects to pay $2.0 million of the purchase price in 2008 and the remaining balance of $5.8 million in 2009.  CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(i)    Due to CVRD (continued):

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized to expense using the effective interest method.

(j)    Due to Banco Santander

Relates to secured notes payable of $1.5 million for general working capital.  The advance on export contracts bears interest at 6.8% per annum and is repayable June 27, 2008.  The note is secured by future gold sales.

11.    Asset Retirement Obligations:

		2007		2006
Balance, beginning of year		$1,669		$211
Increase in reclamation obligations
Sabará Plant and Zone A	$433		$325
Pilar	-		247
Turmalina	892	1,325	964	1,536
Reclamation expenditures		(157)		(105)
Accretion expense		138		27
Balance, end of year		2,975		1,669
Less: current portion		269		289
		$2,706		$1,380

The asset retirement obligations relate to the following:

(a)      Sabará Zone B:

The Company expects to spend approximately $140,000 in 2008 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

    The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $833,000 between 2009 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(d)	Pilar Mine Development:

    The Company expects to spend approximately $129,000 in 2008 to reclaim land that has been disturbed as a result of mining activity.

(e)	Turmalina Plant and Mine:

    The company expects to spend approximately $3.1 million between 2014 and 2019 to reclaim land that has been disturbed as a result of the mining activity.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 36.12% (2006 - 36.12%, 2005 - 36.12%) to loss before income taxes as follows:

	2007	2006	2005
Expected income tax recovery (expense) using statutory income tax rate 36.12%	$8,632	$4,395	$4,857
Increase (decrease) in tax recovery resulting from:
Unrealized foreign exchange gain	824	262	395
Stock based compensation	(3,883)	(2,164)	(647)
Loss on forward sales derivatives	(3,910)	(2,464)	(1,225)
Non-deductible interest expense	(497)	-	-
Interest income-share purchase loans	-	(12)	(14)
Capital gains tax on expired warrants	(1)	(183)	-
Impact of future changes in enacted tax rates	(2,403)	-	-
Valuation allowance	(2,523)	(158)	(2,758)
Income tax (expense) recovery	$(3,761)	$(324)	$608

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2007	2006
Future Tax Assets
Canada
Non-Capital losses (a)	$5,831	$4,491
Stock issuance costs	1,510	1,641
Cumulative eligible capital	174	184
Unrealized gain on forward foreign exchange contracts	-	(256)
Unrealized gain on forward sales derivatives	(268)	-
Unrealized loss on foreign exchange	4,050	-
Brazil
Non-Capital losses (b)	1,403	1,569
Amounts not deductible until paid (realized)	1,240	263
	13,940	7,892
Valuation Allowance	(11,301)	(7,029)
	2,639	863
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(70)	(97)
Rio de Peixe	(599)	(498)
Acquisition of Caeté Plant	(37)	(51)
Capitalized pre-stripping cost	(1,476)	(482)
Engineering costs capitalized	(145)	(156)
Unrealized foreign exchange gain	(2,494)	-
	(4,821)	(1,284)
Net Future Tax Liabilities	$(2,182)	$(421)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes (continued):

Canada

(a)	The Company has non-capital losses carried forward of approximately $20.1 million that are available for tax purposes. The losses expire as follows:

Year	Amount in thousands of U.S.$
2009	$522
2010	$2,277
2011	$3,799
2015	$5,809
2026	$1,643
2027	$6,054

None of the Canadian non-capital loss carry-forwards have been included in future tax assets.

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $4.1 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance.  All of the Brazilian non-capital loss carry-forwards have been recognized in future tax assets.

13.     Capital Stock:

(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares.  The Company has issued the following common shares.

	Number	Amount
Balance, December 31, 2004	30,283,389	$42,843
Exercise of purchase and compensation warrants (Note 13(b))	2,432,175	3,736
Issuance of over allotment options	550,000	1,470
Exercise of stock options exercised - cash method (Note 13(c))	25,000	20
Exercise of stock options exercised - cashless method (Note 13(c))	55,773	18
Other stock issuance costs	-	(74)
Balance December 31, 2005	33,346,337	$48,013
Exercise of purchase and compensation warrants (Note 13(b))	1,965,335	9,303
Exercise of stock options exercised - cash method (Note 13(c))	42,333	124
Exercise of stock options exercised - cashless method (Note 13(c))	1,128,903	1,233
Public offering (i)	11,435,000	51,368
Other stock issuance costs	-	(4,005)
Shares acquired under normal course issuer bid, shares to be cancelled (ii)	(1,000)	(2)
Repayment of share loan (iii)	-	800
Balance December 31, 2006	47,916,908	$106,834
Early warrant exercises (Note 13(b))	5,189,639	22,020
Stock issuance costs related to early warrant exercise (Note 13(b))	-	(1,483)
Exercise of purchase and compensation warrants (Note 13(b))	547,869	3,213
Exercise of stock options exercised - cash method (Note 13(c))	52,842	268
Exercise of stock options exercised - cashless method (Note 13(c))	107,292	209
Private placement notes (Note 10(h))	2,156,250	11,375
Stock issuance costs related to private placement notes (Note 10(h))	-	(524)
Shares acquired under normal course issuer bid and cancelled (ii)	(236,400)	(596)
Balance, December 31, 2007	55,734,400	$141,316

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(a)	Common shares (continued):

(i)
On March 27, 2006 the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million).  Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted.  The Company issued 343,050 broker warrants to the agent of the public offering.  The broker warrants are included in the warrants schedule (Note 13(b)).  Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008.  A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.

(ii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share.  During 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share.  These shares have been cancelled.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  At December 31, 2007 the Company had purchased 174,000 of its common shares at an average price of Cdn.$9.92 under the second normal course issuer bid.  Of these shares purchased 53,800 shares were cancelled as at December 31, 2007 and the remaining 120,200 shares purchased were cancelled subsequent to December 31, 2007.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

In accordance with CICA handbook section 3240 the share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2007 common stock was reduced by $596,000 (2006 - $2,000), and the excess paid over the average cost basis in the amount of $1.5 million (2006 - $2,000, 2005 - $nil) was charged to deficit.

(iii)
Deducted from the common share balance at December 31, 2005 was an $800,000 loan to BZI made October 2, 2003.  In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project.  BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party.  The loan was fully repaid in 2006.  Under CICA Emerging Issues Committee 132 - Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity and the repayment as an increase to shareholders’ equity.  Included in the statement of deficit is interest income of $nil (2006 - $34,000, 2005 - $40,000) relating to this loan.

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(b)	Warrants:

		Number	Amount
Balance, December 31, 2004		9,850,721	$4,965
Over-allotment warrants issued		275,000	181
Compensation warrants issued with the over-allotment options issued in January 2005	33,000
Underlying warrants associated with the compensation warrants issued in January 2005	16,500	49,500	39
Exercise of purchase and compensation warrants		(2,432,175)	(243)
Issuance of warrants associated with the credit facility (Note 10 (f))		1,743,835	1,729
Warrants expired - transferred to contributed surplus (Note 13 (d))		(227,496)	(117)
Balance, December 31, 2005		9,259,385	$6,554
Exercise of purchase and compensation warrants		(1,965,335)	(2,053)
Compensation warrants issued on public offering March 2006 (Note 13(a)(i))		343,050	584
Warrants expired - transferred to contributed surplus (Note 13(d))		(1,895,800)	(1,013)
Balance, December 31, 2006		5,741,300	$4,072
Exercise of purchase and compensation warrants		(5,366,721)	(3,671)
Warrants forced out		(225,403)	(152)
Warrants expired		(5,095)	(4)
Balance, December 31, 2007		144,081	$245

The following is a summary of the warrants date of issue, exercise price and expiry date outstanding at December 31, 2007:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
144,081	March 27, 2006	Cdn.$5.25	March 27, 2008

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  At December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

At December 31, 2007, $0.8 million of cash was held in trust relating primarily to warrant exercises (2006 - $nil).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.	Capital Stock (continued):

(c)	Stock options:

During 2003 the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004 the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the year ended December 31, 2007, 164,000 options were exercised using the cashless method (2006 -1,796,967, 2005 - 80,000).

	Number	Amount
Balance, December 31, 2004	3,282,619	$2,257
Stock based compensation	n/a	1,791
Issued during the year	1,275,000	-
Options exercised - conventionally	(25,000)	(4)
Options exercised - cashless method	(80,000)	(18)
Unvested options expired upon termination	(17,500)	-
Options expired	(9,819)	-
Balance, December 31, 2005	4,425,300	$4,026
Stock based compensation	-	5,990
Issued during the year	3,045,000	-
Options exercised - conventionally	(42,333)	(19)
Options exercised - cashless method	(1,796,967)	(1,233)
Vested options expired upon termination, transferred to contributed surplus (Note 13(d))	(13,000)	(19)
Unvested options expired upon termination	(149,000)	-
Options expired	(200,000)	-
Balance, December 31, 2006	5,269,000	$8,745
Stock based compensation	-	10,750
Issued during the year	2,808,500	-
Options exercised - conventionally	(52,842)	(68)
Options exercised - cashless method	(164,000)	(209)
Unvested options expired upon termination	(55,000)	-
Balance, December 31, 2007	7,805,658	$19,218

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.
Balance, December 31, 2004	3,282,619	$0.79	$4.01
Issued during the year	1,275,000	-	3.51
Options exercised:
-exercisable in US$	(105,000)	0.75	-
Options expired	(27,319)	-	4.74
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	-	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	-
-exercisable in Cdn.$	(688,303)	-	4.06
Options expired	(362,000)	-	3.95
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85

Exercise price		Outstanding December 31, 2007	Weighted Average Remaining Life in Years	Number Exercisable

$ 1.00		135,000.68		135,000
$ 3.75	Cdn.	156,158.85		156,158
$ 4.05	Cdn.	685,000	1.38	685,000
$ 4.25	Cdn.	96,000	1.46	96,000
$ 4.00	Cdn.	157,500	1.81	157,500
$ 3.47	Cdn.	647,500	2.13	587,500
$ 3.65	Cdn.	212,000	2.19	-
$ 3.29	Cdn.	40,000	2.94	40,000
$ 5.47	Cdn.	1,010,000	3.36	1,010,000
$ 4.41	Cdn.	418,000	3.50	-
$ 6.40	Cdn.	1,010,000	3.92	1,010,000
$ 4.72	Cdn.	40,000.84		40,000
$ 5.25	Cdn.	50,000	1.33	50,000
$ 6.00	Cdn.	50,000	1.84	50,000
$ 5.25	Cdn.	200,000	1.73	200,000
$ 4.60	Cdn.	100,000	1.73	100,000
$ 5.94	Cdn.	1,135,000	4.22	1,051,666
$ 4.62	Cdn.	36,000	3.67	36,000
$ 6.48	Cdn.	387,500	4.69	82,500
$ 9.54	Cdn.	1,240,000	4.93	1,200,000
		7,805,658		6,687,324

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2007 was $4.07 (2006 - $2.31, 2005 -$1.40).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	3.9% - 4.3%	3.8% - 4.5%	4.0 - 4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected share price volatility	55.0% - 60.0%	50.0% - 55.0%	50.0%
Expected life of the options	2.8 - 4.0 years	1.5 - 5 years	5 years

(d)	Contributed Surplus

Balance December 31, 2004	$-
Warrants expired	117
Balance December 31, 2005	$117
Warrants expired (Note 13(b))	1,013
Vested options expired upon termination (Note 13(c))	19
Balance December 31, 2006	$1,149
Warrants expired (Note 13(b))	4
Balance December 31, 2007	$1,153

14.	Basic and Diluted Net Loss per Share:

  Dollar amounts and share amounts in thousands, except per share amounts.

	2007	2006	2005
Numerator
Net loss for the year	$(27,660)	$(12,746)	$(12,838)

Denominator
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,766,914
Common shares-share purchase loan (Note 13 (a)(iii))	-	-	(500,000)
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,266,914

Basic and diluted net loss per share	$(0.52)	$(0.30)	$(0.41)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

15.	Related Party Transactions:

(a)
The Company incurred fees of $747,000 for the year ended December 31, 2007 (2006 - $739,000, 2005 - $nil) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  For the year ended December 31, 2005 the Company incurred fees of $954,000 from IMS which provided operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.

(b)
The Company incurred occupancy fees of $120,000 for the year ended December 31, 2007 (2006 - $120,000, 2005 - $110,000) to BZI, a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $450,000 from BZI for the year ended December 31, 2007 (2006 - $314,000, 2005 - $27,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2007 prepaid expenses and sundry assets includes a receivable of $101,000 from BZI.  As at December 31, 2006 accounts payable and accrued liabilities includes $14,000 due to BZI.

(c)
The Company recognized rental income of $192,000 from PML and $126,000 from PCO for the year ended December 31, 2007 (2006 - $nil from PML and $90,000 from PCO, 2005 - $nil) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2007 prepaid expenses and sundry assets includes $149,000 receivable from PML, and $36,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO) (Note 4(b)).  During 2007 the Company also received approximately $0.3 million (2006 - $nil, 2005 - $nil) of royalty income relating to the NSR (Note 6).

(d)
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI which provided administrative services.  The management fees are included in the statement of operations.  On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

(e)
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner.  The Secretary of the Company ceased to be a partner of this firm March 31, 2006.  As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet.  At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm.  This balance has subsequently been paid.

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

16.	Supplemental Cash Flow Information:

	December 31, 2007	December 31, 2006	December 31, 2005
Equipment purchased on issuing note payable (Note 10(b)(c)(d))	$-	$649	$1,179
Equipment purchased on eliminating loan receivable	$-	$327	$-
Warrants issued in conjunction with the offering (Note 13(a)(i))	$-	$584	$-
Warrants issued in conjunction with the Turmalina loan facility (Note 10(f))	$-	$-	$1,729
Conversion of loan receivable into NSR (Note 6)	$-	$1,535	$-
Transfer of Zone C in return for forgiveness of note payable (Note 10(a))	$350	$-	$-
Mineral rights purchased on issuing note payable to CVRD (Note 10(i))	$8,208	$-	$-

	December 31, 2007	December 31, 2006	December 31, 2005
Interest paid	$8,217	$270	$184
Income taxes paid	$-	$591	$-

Cash and cash equivalents included R$38.0 million ($21.4 million) in bank certificates of deposit (2006 - R$4.3 million ($2.0 million)).

17.	Commitments:

(a)	The Company entered into a management agreement with IMSE (Note 15(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

The Company has committed to spend the following for exploration:

Exploration Expenditures	Due Date
$300	February 28, 2008
$650	February 28, 2009
$1,400	February 28, 2010
$1,500	February 28, 2011

As at December 31, 2007 the Company has expended $887,000 on exploration.  The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

18.	Subsequent events:

(a)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares of Jaguar at Cdn$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(b)
On March 13, 2008 the Company paid RMB International (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of the Turmalina project.  The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (Note 10(f)).

(c)
On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts (Note 5(a)).

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 for the forward sales contracts. With this transaction the Company has no forward gold production hedged (Note 5(a)).

19.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3,4]
William E. Dow[3]
Juvenil T. Felix
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1,2,3]
Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano L. Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”